SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ALIMERA SCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

016259103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259103		13G

1.	Names of Reporting Persons HBM Healthcare Investments (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,500,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,500,000 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 4.99%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)                                 Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

(2)                                 This percentage is calculated based upon 70,078,878 shares of the Issuer’s Common Stock outstanding as of November 7, 2018, as set forth in Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2018.

Item 1(a).	Name of Issuer: Alimera Sciences, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 6120 Windward Parkway Ste. 290 Alpharetta, GA 30005

Item 2(a).	Name of Person Filing: HBM Healthcare Investments (Cayman) Ltd.
Item 2(b).	Address of Principal Business Office or, if none, Residence: Governors Square Suite #4-212-2 23 Lime Tree Bay Avenue West Bay Grand Cayman, Cayman Islands
Item 2(c).	Citizenship: Cayman Islands, British West Indies
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 016259103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a) Amount beneficially owned: 3,500,000(1)
(b) Percent of class: 4.99%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,500,000(1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,500,000(1)
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of a Group
Not applicable

Item 10.	Certification
Not applicable

(1)                                 Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

(2)                                 This percentage is calculated based upon 70,078,878 shares of the Issuer’s Common Stock outstanding as of November 7, 2018, as set forth in Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

By:	/s/ Jean-Marc LeSieur
Jean-Marc LeSieur, Managing Director

Attention:                                                  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)